SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                           SILICONIX INCORPORATED
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                827079 10 4
                               (CUSIP Number)

         Mr. Timotheus R. Pohl              Mr. Frank D. Maier
         Daimler-Benz Technology            TEMIC TELEFUNKEN
         Corporation                        microelectronic GmbH
         375 Park Avenue                    Theresienstrasse 2
         Suite 3001                         74072 Heilbronn
         New York, New York 10152           Federal Republic of Germany
         (212) 909-9700                     011-49-7131-67-0

                              with a copy to:

                             J. Michael Schell
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 2, 1998
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with the statement: [ ]


                                SCHEDULE 13D

CUSIP NO. 827079 10 4 (COMMON STOCK)


   (1)     NAME  OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           DAIMLER-BENZ TECHNOLOGY CORPORATION
           (I.R.S. Identification No.:  13-3475574)

   (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |X|
                                                                  (b)  |_|

   (3)     SEC USE ONLY

   (4)     SOURCE OF FUNDS*

   (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [  ]

   (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

      NUMBER OF SHARES BENEFICIALLY       (7)   SOLE VOTING POWER
      OWNED BY EACH REPORTING PERSON
              WITH                              -0-

                                          (8)   SHARED VOTING POWER

                                                -0-

                                          (9)   SOLE DISPOSITIVE POWER

                                                -0-

                                         (10)   SHARED DISPOSITIVE POWER

                                                -0-

   (1)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

   (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                    |-|

   (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -

   (14)    TYPE OF REPORTING PERSON*

           CO



                                SCHEDULE 13D

CUSIP NO. 827079 10 4 (COMMON STOCK)


   (1)     NAME  OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           TEMIC TELEFUNKEN MICROELECTRONIC GMBH
           (No S.S. or I.R.S. Identification No.)

   (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |X|
                                                                 (b)  |_|

   (3)     SEC USE ONLY

   (4)     SOURCE OF FUNDS*

           N/A

   (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        |-|

   (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

           FEDERAL REPUBLIC OF GERMANY

       NUMBER OF SHARES BENEFICIALLY       (7)   SOLE VOTING POWER
       OWNED BY EACH REPORTING PERSON
                   WITH                          -0-

                                           (8)   SHARED VOTING POWER

                                                 -0-

                                           (9)   SOLE DISPOSITIVE POWER

                                                 -0-

                                          (10)   SHARED DISPOSITIVE POWER

                                                 -0-

   (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

   (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                    |-|

   (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

   (14)    TYPE OF REPORTING PERSON*

           CO



          This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") of Daimler-Benz Technology Corporation, a New York corporation ("DBTC"), and TEMIC TELEFUNKEN microelectronic GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("TEMIC"), filed with the Commission on November 14, 1988, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 6, 1989, as amended by Amendment No. 2 to the Schedule 13D filed with the Commission on March 30, 1990, as amended by Amendment No. 3 to the
Schedule 13D filed with the Commission on May 15, 1990, as amended by Amendment No. 4 to the Schedule 13D filed with the Commission on July 24, 1990, as amended by Amendment No. 5 to the Schedule 13D filed with the Commission on January 4, 1991, as amended and restated by Amendment No. 6 to the Schedule 13D filed with the Commission on December 8, 1997, as amended by Amendment No. 7 to the Schedule 13D filed with the Commission on December 23, 1997, relating to the common stock, par value $0.01 per share, of Siliconix incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning as set forth in the Schedule 13D.


Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

          The transactions contemplated by the Purchase Agreement were consummated on March 2, 1998 (the "Closing Date") and the transfer of the Shares from DBTC to Vishay Acquisition became effective as of the Transfer Date (as defined in the Purchase Agreement).

          On the Closing Date, DBTC delivered the resignations, effective as of the Effective Time (as defined in the Purchase Agreement), of three of the Company's current directors. In addition, DBTC and TEMIC caused the Board of Directors of the Company to appoint, effective as of the Effective Time, three nominees selected by Vishay Acquisition to fill the vacancies created by such resignations. Item 5. Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          As of the Transfer Date, TEMIC and DBTC ceased to be the beneficial owners of the Shares and of more than 5% of any other class of securities of the Company.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

          Reference is made to Item 4 which is hereby incorporated herein by reference.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1998

                         DAIMLER-BENZ TECHNOLOGY CORPORATION


                         By:   /s/ Timotheus Pohl
                               ________________________
                              Name:  Timotheus Pohl
                              Title: President


                         By:  /s/ Michael J. Flood
                              _________________________
                              Name:  Michael J. Flood
                              Title: Vice President, Taxation


                         TEMIC TELEFUNKEN MICROELECTRONIC GMBH


                         By:   /s/ Frank Dieter Maier
                               ___________________________
                               Name:  Frank Dieter Maier
                               Title: President & CEO


                         By:   /s/ Dr. Michael Muehlbayer
                               ____________________________
                               Name:  Dr. Michael Muehlbayer
                               Title: Executive VP & CFO